SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January, 2007

Commission File Number: 33-99284

STENA AB (PUBL)

(Translation of registrant's name into English)

MASTHUGGSKAJEN, SE-405 19 GOTHENBURG, SWEDEN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F............X	Form 40-F............

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):            ........................

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):            ........................

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934:        Yes........................

No........................X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.              ...........................

Stena AB and Consolidated Subsidiaries

135c Disclosure

On January 19, 2007, we issued a press release under Securities Act Rule 135c announcing a private placement of €300 million aggregate principal amount of senior notes due 2017 (the “Notes”), and a subsequent press release announcing the intention to commence a cash tender offer to purchase all our outstanding 9 5/8% Senior Notes due 2012. The press release announcing the private placement is attached hereto as Exhibit 99.1 and the press release announcing the intention to commence a tender offer is attached hereto as Exhibit 99.2.

Exhibits

See Exhibit Index following the Signatures page.

Stena AB and Consolidated Subsidiaries

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 22, 2007	By:	/s/ Rolf Mählkvist

Name:	Rolf Mählkvist
Title:	Finance Manager

Stena AB and Consolidated Subsidiaries

STENA AB (PUBL)

(THE “REGISTRANT”)

(COMMISSION FILE NO. 33-99284)

EXHIBIT INDEX

TO

FORM 6-K

DATED JANUARY 22, 2007

Exhibit No.	Exhibit Description	Filed Herewith
99.1	Press release announcing a private placement of Notes, dated January 19, 2007	X
99.2	Press release announcing the intention to commence a tender offer to purchase all outstanding 9 5/8 Senior Notes due 2012, dated January 19, 2007	X

Exhibit 99.1

STENA ANNOUNCES NOTE OFFERING

Friday, January 19, 2007, Gothenburg. Stena AB (publ) announced today that it intends to offer €300 million aggregate principal amount of senior notes due 2017 in a private offering pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933. The offering, which remains subject to market conditions, is expected to be made in the United States solely to qualified institutional buyers and, outside the United States, solely to eligible institutions. The offering is expected to be completed in early February.

Stena intends to use the proceeds of the offering to fund a cash tender offer for its outstanding 95/8% Senior Notes due 2012 and for general corporate purposes.

This announcement is for informational purposes only. It does not constitute a solicitation to buy the 95/8% Senior Notes due 2012, or an offer to sell the new notes or any other securities. No offer or sale of the new notes shall be made in any jurisdiction where such an offer or sale would be unlawful.

The new notes will not be registered under the U.S. Securities Act of 1933 or any U.S. state securities laws and may not be offered or sold in the United States absent an applicable exemption from such registration requirements.

This announcement is directed only at persons who (i) are outside the United Kingdom or (ii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations, etc.") of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (all such persons together being referred to as "relevant persons"). This announcement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this press release relates is available only to relevant persons and will be engaged in only with relevant persons.

STABILISATION/FSA

Contact:

Svante Carlsson

Stena AB

(46) 31 85 50 00

Stena AB and Consolidated Subsidiaries

Exhibit 99.2

STENA AB (PUBL) ANNOUNCES TENDER OFFER AND CONSENT SOLICITATION FOR ITS 9 5/8% NOTES DUE 2012

Gothenburg, Sweden – (January 19, 2007) – Stena AB (Publ) today announced that it intends to commence a cash tender offer to purchase all its outstanding 9 5/8% notes due 2012. Stena also said that in connection with the tender offer it intends to solicit consents from holders of the 2012 notes for amendments that would eliminate the principal restrictive covenants in the notes. Stena stated that it intends to announce the definitive terms of the 2012 note tender offer next week upon commencement of the offer.

About Stena AB

Stena AB (Publ) is one of the largest privately held companies in Sweden and a leading participant in the worldwide shipping industry. Stena owns and operates one of the world's largest international passenger and freight ferry services and owns and charters drilling rigs, Roll-on/Roll-off vessels and crude oil and petroleum product tankers. Stena also invests in and manages residential and commercial real estate, principally in Sweden.

Safe Harbor Statement

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Such statements reflect the current views and assumptions with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors that could cause the actual results to differ materially from those expressed or implied in such forward-looking statements include but are not limited to changes in general economic and business conditions, changes in business strategy and other risks set forth in the Risk Factors section of our Annual Report on Form 20-F filed with the Securities and Exchange Commission and in other reports furnished to the Securities and Exchange Commission from time to time.

Contact:

Svante Carlsson

Stena AB

(46) 31 85 50 00

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